RAINE SECURITIES LLC

(SEC I.D. No. 8-67121)

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018,
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public document.

Raine Securities LLC
Index
December 31, 2018

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Notes to Financial Statements 3-9



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Raine Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Raine Securities LLC (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 14, 2019

We have served as the Company's auditor since 2013.

Raine Securities LLC
Statement of Financial Condition
As of December 31, 2018

Assets

Cash	$	37,563,842
Accounts receivable, net		2,232,252
Accrued revenue		2,000,000
Receivable from affiliate		171,950
Prepaid expenses		176,512
Deposit with clearing firm		51,558
Total assets	$	42,196,114

Liabilities and Member's Equity

Accounts payable and other accrued expenses	$	792,554
Deferred Revenue		666,667
Due to affiliate		11,520,525
Total liabilities		12,979,746
Member's equity		29,216,368
Total Liabilities and Member's Equity	$	42,196,114

The accompanying notes are an integral part of these financial statements.

1.   **Organization**

Raine Securities LLC ("Raine Securities" or the "Company") is a limited liability company established in the state of Delaware on August 23, 2005. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Raine Securities is an indirect wholly owned subsidiary of The Raine Group LLC ("Raine Group"). Raine Advisors LLC ("Raine Advisors") is the sole member of Raine Securities. The Company provides financial advisory services, acts as agent in the private placement of securities and acts as underwriter and selling group participant (for corporate securities other than mutual funds).

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 under Section (k)(2)(ii) of the Securities Exchange Act of 1934.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company.

Cash
Cash consists of cash held by First Republic Bank.

Accounts Receivable
Accounts receivable is stated at its net realizable value, which represents the account balance less an allowance of $134,467 for balances not partially or fully collectable. The Company considers a receivable uncollectible when, based on current information or factors such as age and credit worthiness it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt.

Accrued Revenue
Accrued revenue is recorded for revenue earned, but not yet invoiced.

Fair Value of Financial Assets and Liabilities
The Company's financial assets and liabilities are carried at cost which approximates fair value. The Company's financial assets and liabilities include cash, receivables, accrued revenue, and certain other assets and liabilities. The carrying value of these financial assets and liabilities has been determined to approximate fair value since they are short-term in nature.

Revenue and Expense Recognition
The Company recognizes revenue when there is a transfer of services to customers in an amount to which the Company expects to be entitled in exchange for those services. The change between the balances as reported under new and previous accounting guidance is related to the accounting for certain fees, such as announcement fees, which were previously recognized upon the occurrence of an event, and now are partially deferred to the extent the corresponding performance obligations are not fully satisfied.

The services provided under contracts with customers include transaction-related advisory services and fairness opinion services, each of which are typically identified as a separate performance obligation in contracts that contain more than one type of service.

Transaction-related Advisory Services

The Company provides investment advisory services on strategic matters including mergers and acquisitions, private placements and similar strategic advisory services. In some circumstances, and as a function of the engagement letter terms, the Company may receive fixed retainer fees for financial advisory services concurrent with, or soon after, the execution of the engagement letter or over the course of the engagement, where the engagement letter will specify a future service period associated with those fees. The Company may also receive announcement fees upon announcement of a transaction in addition to success fees upon closing of a transaction or another defined outcome, both of which represent variable consideration. This variable consideration will be included in the transaction price, as defined, and recognized as revenue to the extent that it is probable that a significant reversal of revenue will not occur. When assessing probability, the Company applies careful analysis and judgment to the remaining factors necessary for completion of a transaction, including factors outside of our control. A transaction can fail to be completed for many reasons which are outside of our control, including failure of parties to agree upon final terms with the counterparty, to secure necessary board or shareholder approvals, to secure necessary financing or to achieve necessary regulatory approvals, as well as adverse market conditions.

With respect to retainer, announcement and success fees, there are no distinct performance obligations aside from advisory activities, which are generally focused on achieving a milestone (typically, the announcement and/or the closing of a transaction). Although there may be individual advisory activities provided in a typical contract, the individual activites are not distinct within the context of the contract; rather the performance of these individual activities helps to fulfill one overall performance obligation to deliver advisory services to the customer. The Company recognizes revenue from these services when or as its performance obligations are fulfilled. These advisory services are provided over time throughout the contract period and the Company's clients are continuously benefitting from its counsel, and, accordingly, over time revenue recognition matches the transfer of such benefits. In circumstances in which retainer fees are received in advance of services, these fees are initially recorded as deferred revenue (a contract liability) and subsequently recognized as advisory fee revenue during the applicable time period within which the service is rendered. Announcement fees for advisory services are recognized upon announcement (the point at which it is determined that the reversal of revenue is not probable) and all other requirements for revenue recognition are satisfied. A portion of the announcement fee may be deferred based on the services remaining to be completed, if any. Success fees for advisory services, such as merger and acquisition advice, are recognized when it is determined that the reversal of revenue is not probable and all other requirements for revenue recognition are satisfied, which is generally at closing of the transaction.

Payments for advisory services are generally due upon completion of a specified event or, for retainer fees, periodically over the course of the engagement. The Company recognizes accounts receivable between the date of completion of the event and payment by the customer.

Fairness Opinion Services
Although the Company may provide fairness opinion services in conjunction with and in the same contract as other transaction-related advisory services, fairness opinion services are considered to be a distinct performance obligation in such contracts since the opinion is rendered separate from any other advisory service and could be obtained separately. The associated fee for fairness opinion

services is fixed and represents the standalone selling price of the fairness opinion services. The fee is recognized at the point in time at which the fairness opinion is delivered rather than over the period of time during which the associated services are being performed because the customer does not simultaneously receive and consume the benefit of the Company's performance activities as it compiles the fairness opinion but rather receives the benefit upon delivery of the fairness opinion itself. Payments for fairness opinion services are generally due upon delivery of (or upon the Company's communicating to its customer the Company's readiness to deliver) the fairness opinion. The Company recognizes a receivable between the date of delivery of the fairness opinion and payment by the customer.

Contract Costs

Incremental costs of obtaining a contract are expensed as incurred as such costs are generally not recoverable. Costs to fulfill contracts consist of out-of-pocket expenses that are part of performing transaction-related advisory services. They are expensed as incurred since these costs are related to performance obligations that are satisfied over time. Out-of-pocket expenses are charged to business development, research and client expense in the Statements of Operations. Reimbursement of out-of-pocket expenses are recorded gross in advisory fee revenue when the Company is contractually entitled to reimbursement.

The expenses are recorded as they are incurred.

Income Taxes
The Company is a single-member limited liability company that, to the extent permitted by law, is treated as a "disregarded entity" for federal and state income tax purposes. The Company is included in the US federal income tax return for Raine Group. Raine Securities accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 provides guidance for the financial accounting and reporting for income taxes, and requires that when a member of a consolidated group issues separate financial statements, that the consolidated amount of current and deferred tax expense be allocated to such member using a method that is systematic, rational and consistent with the broader principles of ASC 740. As such, the Company has reflected tax expense in the financial statements attributable to the Company's stand-alone operations as though the Company filed separate income tax returns.

ASC 740 also provides guidance regarding how certain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. The Company concluded that it does not have any unrecognized tax benefits or any additional tax liabilities for any uncertain positions as of December 31, 2018. The earliest tax year of Raine Group open for examination by tax authorities is New York City – 2015. The Company reports income tax related interest and penalties, if applicable, as a component of income tax expense. For the year ended December 31, 2018 no such amounts were recorded.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

ASC Topic 460, "Guarantees" requires the disclosure of the Company's representations and

warranties which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as claims may be unasserted. However, based on its experience, the Company expects the risk of loss to be remote.

3. **Recent Accounting Pronouncements**

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). ASU 2014-09 requires a company to recognize revenue in an amount that reflects the consideration to which the entity expects to be entitled in exchange for services provided. The amendment requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. The amendments in this update are effective either retrospectively to each prior reporting period presented, or as a cumulative effect adjustment as of the date of adoption, during interim and annual periods beginning after December 15, 2017. The Company adopted ASU 2014-09 on January 1, 2018 using the modified retrospective method upon adoption for all contracts, which requires a cumulative adjustment upon initial application. The adoption of ASU 2014-09 will affect the timing of revenue recognition and the presentation of reimbursable expenses billed to clients in its financial statements. Specifically, revenue for the majority of engagements will be recognized over time. Client reimbursed expenses will be presented gross in revenues and expenses. The cumulative effect of adopting this ASU on January 1, 2018 was a net decrease to retained earnings of $1,500,647.

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15"). ASU 2016-15 provides amendments to ASC No. 230, Statement of Cash Flows, which provide guidance on the classification of certain cash receipts and payments in the statement of cash flows. The amendments in this update are effective retrospectively, or prospectively, if retrospective application is impracticable, during interim and annual periods beginning after December 15, 2017, with early adoption permitted. The Company adopted ASU 2016-15 on January 1, 2018. The adoption of ASU 2016-15 did not have a material impact on our financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows—Restricted Cash ("ASU 2016-18"). ASU 2016-18 requires that entities include a reconciliation of changes in restricted cash in their cash flow statement. This will standardize the diversity in practice where some entities included such balances in their statement, while others omitted them. ASU 2016-18 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company adopted ASU 2016-18 on January 1, 2018 using a retrospective approach. The adoption of ASU 2016-18 did not have a material impact on our financial statements.

4. **Revenue from Contracts with Customers**

The Company earned all of its advisory revenue from Transaction-related Advisory Services performed over time for the year ended December 31, 2018.

The opening and closing balances of the Company's contract assets, deferred revenue (contract liabilities), and receivables are as follows;

	Receivables (1)	Contract Assets (2)	Deferred Revenue (Contract Liabilities) (2)
Opening (1/1/2018)	$ 1,471,439	$ -	$ -
Increase/(Decrease)	760,813	-	666,667
Closing (12/31/2018)	$ 2,232,252	$ -	$ 666,667

(1) Receivables are presented net of allowance for doubtful accounts. Refer to "Accounts Receivable" within footnote 2 for further details.

(2) The difference between the opening and closing balances of the Company's contract assets and contract liabilities primarily results from the timing difference between the Company's performance and customers' payment.

The Company's contract assets represent arrangements in which revenue has been recognized (i.e., services have been transferred to the customer) but customer payment is contingent on a future event. The Company's contract liabilities represent arrangements in which payment has been received from the client but the performance obligation is not yet satisfied.

Generally, performance obligations under client arrangements will be settled within one year. In accordance with ASC 606-10-50-14, the Company has elected to apply the practical expedient and does not disclose the expected timing and amount of revenue remaining related to such contracts.

During the year ended December 31, 2018, the majority of revenue recognized was related to performance obligations that were partially satisfied in prior periods, mainly due to constraints on variable consideration in prior periods being resolved. Such amounts related to the Company's performance obligations of providing Transaction-related Advisory Services.

5.   Concentration of Credit Risk

Raine Securities maintains cash with financial institutions with investment grade credit ratings. At times, the Company may maintain deposits in federally insured financial institutions in excess of the federally insured ("FDIC") limit of $250,000. At December 31, 2018, the Company had $37,563,842 in cash held at First Republic Bank. However, the Company believes that it is not exposed to significant credit risk related to the financial position of the depository institution in which those deposits are held.

The Company may be exposed to credit risk regarding its accounts receivable. The Company routinely assesses the financial strength of its clients and, based upon factors surrounding the credit risk of its clients, believes that its concentration and credit risk exposure with regard to its accounts receivable is limited. There is no collateral held for the accounts receivable as of December 31, 2018. Four clients accounted individually for more than 5% of accounts receivable as of December 31, 2018. These clients represented in the aggregate 94% of gross accounts receivable as of December 31, 2018.

6.   Expense Sharing Agreement

On April 6, 2010, Raine Securities and Raine Group entered into an Administrative Services Agreement, as amended and restated (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses Raine Group for a proportional share of salaries and related expenses of personnel employed by Raine Group performing services on behalf of Raine Securities, as well as a proportional share of certain other costs and expenses paid on behalf of Raine Securities, including office space, utilities, expenses for business travel and entertainment, insurance premiums and other general, administrative and overhead expenses. The parties to the Expense Sharing Agreement agree that Raine Securities has no obligation to any third party for the

services that Raine Group provides. Raine Group is solely responsible for any amounts owed relating to costs incurred by it in providing services on behalf of Raine Securities. Refer to Note 8 for further discussion.

7. **Commitments and Contingencies**

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker, subject to the credit risk of the clearing broker. The Company maintains a deposit of $51,558 with its clearing broker. The Company's agreement with the clearing broker terminated on October 31, 2018 and the Company is actively searching for a replacement. For the year ended December 31, 2018, the Company did not conduct any customer securities transactions.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. There are no legal actions, pending, or to management's knowledge, threatened against the Company that we believe will have a material adverse effect on our business or financial statements.

8. **Related-Party Transactions**

From time to time, the Company renders advisory services to members of Raine Holdings LLC, the ultimate parent company of Raine Group. The Company earned $30,802,096 of revenue associated with such services for the year ended December 31, 2018.

For the year ended December 31, 2018, the Company earned $1,620,190 in revenue for advisory services rendered to affiliates of Raine Group.

Due to Affiliate
During the year ended December 31, 2018, Raine Securities incurred $21,866,653 of expenses under the Expense Sharing Agreement and $11,478,484 is included in Due to affiliate on the Statement of Financial Condition. Refer to Note 6 for further discussion.

As of December 31, 2018, the Company owes $42,041 to affiliates of Raine Group, in connection with shared services. Such amount is included in Due to affiliate on the Statement of Financial Condition.

Receivable from Affiliate
As of December 31, 2018, the Company is owed $159,795 from Raine Advisors in connection with the New York City UBT and shared services. Such amount is included in Receivable from affiliate on the Statement of Financial Condition. Refer to Income Taxes in Note 2 for further discussion.

As of December 31, 2018, the Company is owed $12,155 from affiliates of Raine Group, in connection with shared services. Such amount is included in Receivable from affiliate on the Statement of Financial Condition.

9.   **Member's Equity**

For the year ended December 31, 2018, Raine Advisors made capital withdrawals of $55,000,000.

10.   **Net Capital Requirements**

As a registered broker-dealer, Raine Securities is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, Raine Securities is required to maintain minimum net capital equal to the greater of $100,000 and 6.667% of aggregate indebtedness. At December 31, 2018, Raine Securities had net capital of $24,584,096, which was $23,718,779 above its required net capital of the greater of $100,000 and 6.667% of aggregated indebtedness. The ratio of aggregate indebtedness to net capital was 0.528 to 1.000 at December 31, 2018.

11.   **Subsequent Events**

The Company evaluated subsequent events or transactions that occurred from January 1, 2019 through March 14, 2019, the date the financial statements were available to be issued. Except for the $20,000,000 withdrawal of profits made by Raine Advisors on March 8, 2019, there were no subsequent events during this period that require recognition or disclosure in the financial statements.